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                                                                    Exhibit 99.2

[Logo of 51job, Inc.]

May 12, 2005

To All Shareholders of 51job, Inc.

AND

JPMorgan Chase Bank
4 New York Plaza
New York, NY 10004
United States

Dear Sirs/Madams,

                         ANNUAL GENERAL MEETING MATTERS

     We have sent you our Notice of General Meeting dated April 22, 2005 in relation to the annual general meeting of the shareholders of 51job, Inc. to be held at 5:30 pm, local time, on May 26, 2005 at the Stanford Park Hotel, 100 El Camino Real, Menlo Park, California, the United States of America. As this will be the first annual meeting of our shareholders since we became a public company in September 2004, we look forward to meeting you with great anticipation.

     In connection with this meeting, we would like to let you know that during this meeting, as recommended by the board of directors, the company will propose the passing of an ordinary resolution to (i) grant to the board of directors all powers to repurchase up to US$25 million of the company's shares in the 12-month period following this meeting if and when the board of directors deems fit, and
(ii) authorize the company's Chief Executive Officer, Mr. Rick Yan, and the company's Chief Financial Officer, Ms. Kathleen Chien, to coordinate with appropriate broker(s) to effect the share repurchases if the board of directors decides to repurchase any shares during this 12-month period.

     We look forward to seeing you at this meeting.


                                           Very truly yours,

                                           51JOB, INC.

                                           /s/ Rick Yan
                                           -------------------------------------
                                           Rick Yan
                                           President and Chief Executive Officer